UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

DARA BioSciences, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

23703P106

(CUSIP Number)

Steve Gorlin

1234 Airport Road, Suite 105, Destin, FL 32541

(850) 650-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23703P106	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steve Gorlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,168,189
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,168,189

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8%
14	TYPE OF REPORTING PERSON PN

Page 2 of 8 Pages

CUSIP No. 23703P106	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steve Gorlin Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,168,189
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,168,189

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8%
14	TYPE OF REPORTING PERSON OO

Page 3 of 8 Pages

Item 1.	Security and Issuer.

This Statement relates to the Common Stock, par value $0.01 per share, of DARA BioSciences, Inc., a Delaware corporation (the “Company”), with its principal executive office located at 4505 Falls of Neuse Road, Suite 125; Raleigh, N.C. 27609.

Item 2.	Identity and Background.

This Statement is being jointly filed by Steve Gorlin and the Steve Gorlin Revocable Trust (the “Reporting Persons”). Mr. Gorlin serves as trustee for the Steve Gorlin Revocable Trust and, in such capacity, exercises voting and investment authority with respect to the shares held by such entity.

The address of the principal business office of Mr. Gorlin is 1234 Airport Road, Suite 105, Destin, FL 32541. Mr. Gorlin, a United States citizen, is primarily engaged in the business of investment management.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Steve Gorlin Revocable Trust acquired 2,168,189 shares of the Company’s common stock on February 12, 2008 as a result of the merger between the Company, DP Acquisition Corp., a wholly-owned subsidiary of the Company, and DARA BioSciences, Inc., a privately held development-stage pharmaceutical company (“DARA”). The Steve Gorlin Revocable Trust held shares of DARA common stock and preferred stock that were converted into shares of the Company’s common stock as a result of the merger.

Item 4.	Purpose of Transaction.

The Reporting Persons may acquire additional securities of the Company from time to time in the future, subject to certain factors, including market conditions and the Reporting Persons’ assessment of the business and prospects of the Company.

The Reporting Persons are continuously evaluating the business and prospects of the Company, and their present and future interests in, and intentions with respect to, the Company and may at any time decide to dispose of any or all of the shares of the Company currently owned by them as well as securities they may acquire in the future, subject to certain factors, including applicable securities law and contractual restrictions and market conditions.

Page 4 of 8 Pages

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals that relate to or would result in: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company, (e) any material change in the present capitalization or dividend policy of the issuer, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions that may impede the acquisition or control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) Each of the Reporting Persons beneficially owns, either directly or indirectly, 2,168,189 shares, or approximately 8%, of the Company’s common stock.

(b) Mr. Gorlin serves as trustee for the Steve Gorlin Revocable Trust and, in such capacity, exercises voting and investment authority with respect to the shares held by such entity. As a result, the Reporting Persons share voting and investment power with respect to 2,168,189 shares of the Company’s common stock.

(c) Except as described in Item 3 below, neither of the Reporting Persons has effected a transaction in shares of the Company’s common stock during the past 60 days.

(d) Except as described herein, neither of the Reporting Persons is aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Company common stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

In connection with the merger transaction described in Item 3 above, Mr. Gorlin entered into a letter agreement pursuant to which he agreed that he would not offer, sell or otherwise transfer or dispose of any shares of Company common stock or any security convertible into shares of Company common stock for a period of six months following the closing date of the merger and an additional six months thereafter, provided that, during such second six-month period, the transfer restrictions do not apply to an aggregate amount of Company common stock that does not exceed the volume limitations of Rule 144 promulgated under the Securities Act in any three-month period.

Page 5 of 8 Pages

A copy the letter agreement is filed with this report as Exhibit 99 and is hereby incorporated by reference herein. The foregoing description of the letter agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement.

Page 6 of 8 Pages

Item 7.	Material to Be Filed as Exhibits

Exhibit	Name
99	Letter Agreement Regarding Shares between the Company, DARA BioSciences, Inc. and Steve Gorlin

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2008

/s/ Steve Gorlin
Steve Gorlin

The Steve Gorlin Revocable Trust

/s/ Steve Gorlin
Steve Gorlin, Trustee

Page 8 of 8 Pages